UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

Knology, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

499183804

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Burton Partnership (QP), Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 3,461,053
7. Sole Dispositive Power 0
8. Shared Dispositive Power 3,461,053

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,461,053
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.7%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Burton Partnership, Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 1,153,681
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,153,681

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,153,681
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 3.2%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Snake River Partners
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 4,442
7. Sole Dispositive Power 0
8. Shared Dispositive Power 4,442

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,442
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Donald W. Burton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 4,686,335
7. Sole Dispositive Power 0
8. Shared Dispositive Power 4,686,335

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,686,335
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 13.1%
12.	Type of Reporting Person (See Instructions) IN

Item 1.	(a)	Name of Issuer

Knology, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

1241 O.G. Skinner Drive, West Point, GA 31833

Item 2.	(a)	Name of Person Filing

	(b)	Address of Principal Business Office or, if none, Residence

	(c)	Citizenship

The Burton Partnership (QP), Limited Partnership

560 Pine Drive

Jackson, WY 83001

Citizenship: Delaware

The Burton Partnership, Limited Partnership

560 Pine Drive

Jackson, WY 83001

Citizenship: Delaware

Snake River Partners

614 West Bay Street

Tampa, Florida 33606

Citizenship: Wyoming

Donald W. Burton

614 West Bay Street

Tampa, Florida 33606

Citizenship: United States

	(d)	Title of Class of Securities

Common Stock, each representing one share, par value $0.01 per share

	(e)	CUSIP Number

499183804

Item 3.	If this statement is filed pursuant to §§§§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §§240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §§240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §§ 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §§240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

As of December 31, 2008: The Burton Partnership (QP), Limited Partnership, a Delaware limited partnership, may be deemed to be the beneficial owner of 3,461,053 shares of common stock of Knology, Inc.; The Burton Partnership, Limited Partnership, a Delaware limited partnership, may be deemed to be the beneficial owner of 1,153,681 shares of common stock of Knology, Inc.; Snake River Partners, a Wyoming partnership, may be deemed to be the beneficial owner of 4,442 shares of common stock of Knology, Inc.; and Donald W. Burton, a citizen of the United States, may be deemed to be the beneficial owner of 4,686,335 shares of common stock of Knology, Inc. Included in Mr. Burton’s total are 3,461,053 shares of common stock held by The Burton Partnership (QP), Limited Partnership; 1,153,681 shares of common stock held by The Burton Partnership, Limited Partnership; 4,442 shares of common stock held by Snake River Partners; 63,479 shares of common stock held directly by Mr. Burton; and 3,680 shares of common stock of Knology, Inc. issuable under options that are currently exercisable or will become exercisable within 60 days of December 31, 2008.

Mr. Burton is the sole general partner of The Burton Partnership (QP), Limited Partnership and The Burton Partnership, Limited Partnership and is the general partner of Snake River Partners, and consequently he may be deemed to have shared voting control and investment discretion over securities owned by The Burton Partnership (QP), Limited Partnership, The Burton Partnership, Limited Partnership and Snake River Partners.

	(b)	Percent of class:

Mr. Burton may be deemed to be the beneficial owners of 13.1% of Knology, Inc.’s common stock (see Item 4(a) above). The calculation of the foregoing percentage is on the basis of 35,648,340 shares of common stock of Knology, Inc. outstanding as of December 31, 2008.

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote:

0

		(ii)	Shared power to vote or to direct the vote:

4,686,335

		(iii)	Sole power to dispose or to direct the disposition of:

0

		(iv)	Shared power to dispose or to direct the disposition of:

4,686,335.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit I.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009

/s/ Donald W. Burton
Donald W. Burton

The Burton Partnership (QP), Limited Partnership

By:	/s/ Donald W. Burton
Name: Title:	Donald W. Burton General Partner

The Burton Partnership, Limited Partnership

By:	/s/ Donald W. Burton
Name: Title:	Donald W. Burton General Partner

Snake River Partners

By:	/s/ Donald W. Burton
Name: Title:	Donald W. Burton General Partner

EXHIBIT I

JOINT FILING STATEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common stock of Knology, Inc., a company incorporated under the laws of the State of Delaware, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 17, 2009

/s/ Donald W. Burton
Donald W. Burton

The Burton Partnership (QP), Limited Partnership

By:	/s/ Donald W. Burton
Name:	Donald W. Burton
Title:	General Partner

The Burton Partnership, Limited Partnership

By:	/s/ Donald W. Burton
Name:	Donald W. Burton
Title:	General Partner

Snake River Partners

By:	/s/ Donald W. Burton
Name:	Donald W. Burton
Title:	General Partner